UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                 .

Commission file number: 001-32846

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CRH Americas 401K PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRH, plc

Belgard Castle, Clondalkin

Dublin 22, Ireland

The securities may be represented by American Depositary Shares evidenced by American Depositary Receipts issuable on deposit of the securities.

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1.	Reports of Independent Registered Public Accounting Firm

2.	Statements of Net Assets Available for Benefits

3.	Statement of Changes in Net Assets Available for Benefits

4.	Notes to Financial Statements

5.	Supplemental Schedule

Exhibits.      The following exhibit is filed as a part of this annual report:

Exhibit 23.1 Consent of Deloitte & Touche LLP

Exhibit 23.2 Consent of Crowe LLP

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CRH Americas 401K PLAN

Date: June 29, 2021	/s/ Gary Hickman
Gary Hickman, Senior VP, CRH Americas, Inc, and
Member, Benefit Plans Administrative Committee

CRH Americas 401(k) PLAN

Financial Statements as of December 31, 2020 and

2019 and for the Year Ended December 31, 2020,

Supplemental Schedule as of December 31, 2020, and

Reports of Independent Registered Public Accounting Firm

ANNUAL REPORT ON FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2020

Page No.
Reports of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	4
Notes to Financial Statements	5

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2020	14

Signatures

Exhibit:	15
23.1 Deloitte & Touche LLP, Independent Registered Public Accounting Firm
23.2 Consent of Crowe LLP, Independent Registered Public Accounting Firm

Note: All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of CRH Americas 401(k) Plan (the “Plan”) as of December 31, 2020, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule listed in the Table of Contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

June 29, 2021

We have served as the auditor of the Plan since 2021.

Report of Independent Registered Public Accounting Firm

Plan Participants, Plan Administrator, and Investment Committee

of the CRH Americas 401(k) Plan

Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of CRH Americas 401(k) Plan (the “Plan”) as of December 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Crowe LLP
Crowe LLP

We served as the Plan’s auditor from 2011 to 2020.

South Bend, Indiana

June 29, 2020

CRH Americas 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2020 and 2019

	2020	2019
Investments, at fair value (Note 4)	$3,378,322,821	$3,062,931,960
Receivables
Notes receivable from participants	39,990,258	45,091,919
Employer profit sharing contributions	71,582,102	70,439,379
Employer matching contributions	1,402,268	812,332
Participant contributions	2,524,745	1,393,307

Total receivables	115,499,373	117,736,937

NET ASSETS AVAILABLE FOR BENEFITS	$3,493,822,194	$3,180,668,897

See accompanying notes to financial statements.	3.

CRH Americas 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2020

Additions to net assets available for benefits attributable to:
Investment income
Interest and dividends	$41,044,469
Net appreciation in fair value of investments	444,819,098

Total investment income	485,863,567
Interest income on notes receivable from participants	2,338,871
Contributions
Employer	132,011,150
Participant	129,688,279
Rollover	16,720,117

Total contributions	278,419,546

Total additions	766,621,984
Deductions from net assets available for benefits attributable to:
Benefits paid to participants	449,722,829
Administrative expenses	774,168

Total deductions	450,496,997

Net increase prior to transfers	316,124,987

Transfers out (Note 1)	(4,947,424)
Transfers in (Note 1)	1,975,734

Net transfer	(2,971,690)
Net increase	313,153,297
Net assets available for benefits
Beginning of year	3,180,668,897

End of year	$3,493,822,194

See accompanying notes to financial statements.	4.

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1 - DESCRIPTION OF PLAN

The following description of the CRH Americas 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan‘s provisions.

General: The Plan is a multiple – employer defined contribution Plan covering employees of CRH Americas, Inc. and certain subsidiaries (collectively referred to as the “Company”) who are 18 years old or older and who have completed 90 days of eligibility service. Eligibility for Company contributions requires one year or 1,000 hours of service along with the age requirements. However, certain participating employers of the Plan have different eligibility requirements as detailed in the Plan documents. CRH Americas, Inc. is the US subsidiary of CRH PLC. The US Subsidiary changed names from Oldcastle Inc. to CRH Americas, Inc. on April 1, 2018. The Plan subsequently changed names from Oldcastle 401(k) Plan to CRH Americas, 401(k) Plan.

The Board of Directors of the Company has appointed the Investment Committee to control and manage the operation and administration of the Plan. Fidelity Trust Management Company (“Fidelity”) serves as the trustee of the Plan. All of the Plan’s investments are participant directed. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions: Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan and subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution Plans.

Participants hired on or after January 1, 2015 are automatically enrolled at a 4% of eligible compensation contribution rate upon meeting the Plan eligibility and will have the opportunity to change this amount or opt out per the Plan rules.

The Company generally matches 100% up to 4% of the base compensation that a participant contributes to the Plan. Effective June 1, 2020, the Plan reduced the employer match from 4% to 2%. In September 2020 the match was increased back to 4%. Beginning in January 2021, the match was increased to 5%. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. A discretionary Profit Sharing contribution was made related to the 2020 plan year following the end of the plan year and is shown as a receivable on the statement of net assets available for benefits. Certain participating employers of the Plan have different employer matching, non-elective contribution and profit sharing contribution formulas. Contributions are subject to certain limitations.

Participant Accounts: Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s own contributions and an allocation of (a) the Company’s matching contributions, (b) Plan earnings, and (c) the Company’s employer profit sharing contributions, if any, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments: Participants may direct the investment of their contributions and the employer matching, non-elective and profit sharing contributions into the various investment options offered by the Plan and may change investments and transfer amounts between funds daily. Participants may also direct their investments through a trustee sponsored brokerage account.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

(Continued)	5.

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their contributions and the matching contributions plus actual earnings thereon. Vesting in the profit sharing contributions, plus earnings thereon, is generally based on a five-year graded schedule at 20% per year, though some participating employers have other vesting schedules for the profit sharing accounts, as detailed in the Plan documents. For non-elective contributions, certain participating employers of the Plan have different vesting schedules as detailed in the Plan documents.

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account in monthly, quarterly, or annual installments. For termination of service for other reasons such as in-service and hardship withdrawals, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Notes Receivable from Participants: Participants may borrow from their pretax and rollover accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their pretax and rollover account balance, whichever is less. The loans are secured by the balance in the participant’s account. The interest rate charged to the participant on a loan is updated quarterly and effective on the first business day of the next calendar quarter. The rate is based on the Reuters prime rate with specific deltas. The delta rate is one percent added to, or subtracted from, the prime rate. Principal and interest are paid through payroll deductions.

Forfeitures: When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future employer contributions or pay Plan expenses for the plan year. However, of a participant is reemployed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. At December 31, 2020, and 2019, the forfeiture account balance was $1,264,928 and $1,793,979, respectively. During 2020, employer contributions were reduced by $2,500,000 from forfeited nonvested accounts to fund contributions in 2021 related to the Plan year 2020.

Administrative Changes due to CARES Act - In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted, and certain provisions of the CARES Act that pertain to retirement plans were implemented. As a result Plan participants impacted by the Coronavirus were able to:

•	Withdraw, penalty free, up to $100,000 of vested account balances before December 31, 2020.

•	Defer current active loan payments for the 2020 plan year.

Plan Mergers: The Granite Precast 401(k) and Primex Manufacturing Corp. 401(k) Plans (“Predecessor Plans”) merged into the Plan. Employees of these Predecessor Plans became eligible for the CRH Americas 401K Plan on January 1, 2020. During the year ended December 31, 2020, these Predecessor Plans’ net assets of $1,975,734 were transferred to the Plan.

Effective June 2020, a subsidiary of the Company was sold and the employees in that subsidiary were no longer participants in the Plan.

As a result, participants account balances of $4,947,424 were transferred out of the Plan.

(Continued)	6.

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and Uncertainties: The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks such as interest rate risk, liquidity risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of investment securities will occur in the near term, and that such changes could materially affect the value of participants’ account balances and the amounts reported in the financial statements.

Coronavirus disease 2019 (“COVID-19”) was first reported in late 2019 and has since dramatically impacted the global health and economic environment, including millions of confirmed cases, business slowdowns or shutdowns, government challenges and market volatility. While Plan operations have not been significantly impacted by COVID-19, the Company and our global community continue to face tremendous challenges and we cannot predict how this dynamic situation will evolve or the impact it will have on the Plan’s financial statements.

Concentrations of Investments: The Plan’s investments in the following funds accounted for greater than 10% of the total investments as of December 31, 2020 and 2019:

	2020	2019
FIAM Blend Target Date Fund 2025	11.5%	12.3%
FIAM Blend Target Date Fund 2030	11.9%	12.0%
FIAM Blend Target Date Fund 2035	10.1%	9.9%

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value as further described in Note 4. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

(Continued)	7.

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative and Investment Management Expenses: Administrative expenses of the Plan are paid by the Plan or the Company, as provided in the Plan document. Participants pay administrative costs for loans, distributions and qualified domestic relation orders.

The Plan has a revenue-sharing agreement whereby certain investment managers return a portion of the investment fees to the recordkeeper to offset the Plan’s administrative expenses. Future Plan expenses can be paid from any excess revenue sharing amounts. For the year ended December 31, 2020, $512,740 was used to offset Plan expenses. The Plan held undistributed administrative revenues of $673,035 and $159,883 at December 31, 2020 and 2019, respectively.

Payment of Benefits: Benefits payment to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $0 at December 31, 2020 and 2019.

Accounting Standards Updates: In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. ASU 2018-13 removed the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate NAV to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. The adoption of this ASU did not have a material impact on the financial statements.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 4 - FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received by the Plan to sell an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 price such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

(Continued)	8.

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Asset Valuation Techniques: Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments.

CRH plc Common Stock Fund: A separately managed account that is a unitized stock fund that operates similarly to a mutual fund, in that it is composed of stock, and a small percentage of money market fund that is used as a plan-level account in the recordkeeping of the purchase and sales of fractional shares of the Company stock. Participants cannot invest their account balances in this fund. The inclusion of cash provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of a unit in a unitized stock fund is based on the Net Asset Value (NAV), which is the value of the underlying common stock and the cash piece held by the fund, divided by the number of units outstanding. Therefore, the NAV of the fund (the “unit price”) will, as a rule, be different from the closing price of the underlying stock on the applicable exchange. The individual assets of a stock fund are considered separately as individual investments for accounting, auditing, and financial statement reporting purposes. As of December 31, 2020 and 2019, there are no money market fund held in the CRH plc Common Stock fund.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-Directed Brokerage Accounts: Includes a variety of common stocks, mutual funds, exchange traded funds (money market fund).

Collective Trust Funds:

Collective Trust Funds: Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Each collective trust held provides for daily redemptions by the Plan at reported net asset values per unit, with no advance notification requirement and no unfunded commitment. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to confirm that securities liquidations will be carried out in an orderly business manner.

Stable Value Fund: Managed Income Portfolio II Fund is a collective trust fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value.

(Continued)	9.

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. The fund has no unfunded commitment. Participant transactions (purchases and sales) may occur daily. In unusual market conditions, the issuer reserves the right to impose restrictions on issues and redemptions of units.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2020 and 2019.

		Fair Value Measurements At December 31, 2020, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
CRH plc common stock fund:
CRH plc common stock	$38,274,400	$—	$—	$38,274,400
Mutual funds	892,385,598	—	—	892,385,598
Self-directed brokerage accounts	32,091,225	—	—	32,091,225

Total assets in fair value hierarchy	962,751,223	—	—	962,751,223

Investments measured at net asset value*	—	—	—	2,415,571,598

Investments at fair value	$962,751,223	$—	$—	$3,378,322,821

(Continued)	10.

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 4 - FAIR VALUE MEASUREMENTS (Continued)

		Fair Value Measurements At December 31, 2019, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
CRH plc common stock fund:
CRH plc common stock	$39,749,856	$—	$—	$39,749,856
Mutual funds	830,974,354	—	—	830,974,354
Self-directed brokerage accounts	22,112,896	—	—	22,112,896

Total assets in fair value hierarchy	892,837,106	—	—	892,837,106

Investments measured at net asset value*	—	—	—	2,170,094,854

Investments at fair value	$892,837,106	$—	$—	$3,062,931,960

*

In accordance with ASC 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds investments in shares of mutual funds, collective trust funds and a stable value fund issued by affiliates of Fidelity Management Trust Company, the Plan trustee. These transactions qualify as party-in-interest transactions.

Actual fees paid by the Plan for recordkeeping services to an affiliate of the trustee also qualify as party-in-interest transactions. Such costs are included in administrative expenses in the accompanying financial statements. Investment management fees paid by the Plan to certain investment managers qualify as party-in-interest transactions. These expenses are reflected in the financial statements as a reduction of the return on the Plan’s investments.

The Plan held notes receivable from participants, and therefore, these transactions also qualify as party-in-interest investments. As of December 31, 2020 and 2019, the Plan held 898,804 and 985,536 shares of common stock of CRH plc with a cost basis of $24,563,509 and $26,279,846, respectively, and valued at $38,274,400 and $39,749,856, respectively. During the year ended December 31, 2020, the Plan purchased $3,803,693 and sold $8,105,947 of these shares and recorded dividend income of $856,217 and had realized losses of common stock of $1,158,820. As CRH Americas, Inc. is a division of CRH plc, this investment and transactions are considered to be party-in-interest investments and transactions.

(Continued)	11.

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 6 - TAX STATUS

By letter dated January 27, 2015, the Internal Revenue Service (IRS) has determined that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code (IRC). Subsequent to the issuance of this determination letter, the Plan was amended and restated on January 10, 2020 as a prototype 401(k) plan prepared by Fidelity. Fidelity received an opinion letter from the IRS dated March 31, 2014, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

In March 2021, the Company filed an application under the IRS Voluntary Correction Program to correct: 1) profit sharing contribution remitted in 2020 for a group of employees who were not eligible to participate in the Plan during 2019 and 2) Roth rollover contribution into the Plan. As of the date of this report, the Company has not received a response. Plan’s management believes these corrections are not material to the financial statements and do not impact the tax qualification status of the Plan.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2020 and 2019, to the Form 5500:

	2020	2019
Net assets available for benefits per the financial statements	$3,493,822,194	$3,180,668,897
Deemed distributions	(1,360,593)	(1,284,446)
Employer receivables not included on the 5500	—	(71,251,632)
Employee receivables not included on the 5500	—	(1,393,193)
Other	—	2,411,113

Net assets per Form 5500	$3,492,461,601	$3,109,150,739

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2020 per the financial statements to the net income reported in the 2020 Form 5500:

Increase in net assets available for benefits per the financial statements	$313,153,297
Change in deemed distributions	(76,147)
Change in other	(2,411,113)
Employer receivables for 2019 included on the 5500	71,251,632
Employee receivables for 2019 included on the 5500	1,393,193

Net increase plus transfer of assets to this plan per Form 5500	$383,310,862

(Continued)	12.

CRH Americas 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 8 – SUBSEQUENT EVENTS

Effective April 19, 2021 the following plans merged into the Plan: Coral Industries Inc. 401(K) Plan, Conco Quarries, Inc. 401(K) Plan, Concrete Company of the Ozarks, Inc. 401(K) Plan and Concrete Company of Springfield, Inc. 401(K) Profit Sharing Plan.

(Continued)	13.

SUPPLEMENTAL SCHEDULE

CRH Americas 401(k) PLAN

SCHEDULE H, LINE 4i –SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

December 31, 2020

Name of Plan Sponsor: CRH Americas, Inc.

Employer Identification: 95-3298140

Three-digit Plan Number: 002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collaterial Par or Maturity Date	(d) Cost	(e) Current Value
		Mutual Funds
	Harbor	Harbor Capital App Fund Institutional	#	$243,397,427
	MFS	Value Fund	#	73,250,103
	Eagle	Mid Cap Growth I	#	64,237,139
	Diamond Hill	Small Mid Cap I	#	21,815,280
	American Fund	EuroPac Growth R6	#	84,113,463
*	Fidelity	US Bond Index Fund	#	37,236,433
	Western	Western Asset Core Plus Bond	#	36,003,083
*	Fidelity	Fidelity Government Money Market Fund	#	532,774
*	Fidelity	Fidelity 500 Index Fund	#	214,680,827
*	Fidelity	Fidelity Global ex U.S. Index Fund	#	6,089,051
*	Fidelity	Fidelity Mid Cap Index Fund	#	59,632,405
*	Fidelity	Fidelity Small Cap Index Fund	#	51,397,613
		Collective Trusts Funds
*	Fidelity	FIAM Blend Target Date Fund INC	#	10,267,533
*	Fidelity	FIAM Blend Target Date Fund 2005	#	8,451,036
*	Fidelity	FIAM Blend Target Date Fund 2010	#	15,646,943
*	Fidelity	FIAM Blend Target Date Fund 2015	#	54,050,041
*	Fidelity	FIAM Blend Target Date Fund 2020	#	232,546,718
*	Fidelity	FIAM Blend Target Date Fund 2025	#	389,408,252
*	Fidelity	FIAM Blend Target Date Fund 2030	#	403,072,911
*	Fidelity	FIAM Blend Target Date Fund 2035	#	342,071,991
*	Fidelity	FIAM Blend Target Date Fund 2040	#	244,354,546
*	Fidelity	FIAM Blend Target Date Fund 2045	#	199,916,079
*	Fidelity	FIAM Blend Target Date Fund 2050	#	122,240,652
*	Fidelity	FIAM Blend Target Date Fund 2055	#	70,653,532
*	Fidelity	FIAM Blend Target Date Fund 2060	#	28,698,002
*	Fidelity	FIAM Blend Target Date Fund 2065	#	4,621,945
	IR&M LLC	IR+M Core Bond	#	36,003,083
	Boston Trust Walden Company	Boston TR SM CAP RET	#	35,337,504
*	Fidelity	Managed Income Portfolio II Fund	#	218,230,830
		Company Stock Fund
*	CRH plc	Common Stock	#	38,274,400
		Other
	Various	Self-Directed Brokerage Accounts	#	32,091,225
*	Plan participants	Notes Receivables interest rates at
		3.25% to 10.50% with maturities
		ranging until May 2043	#	39,990,258

				$3,418,313,079

*	Indicates a permitted party-in-interest.
#	Cost information is not required for participant-directed investments and, therefore, is not included

14

INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm